

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2014

Via E-mail
Thomas E. Vickers
Chief Accounting and Financial Officer
OmniComm Systems, Inc.
2101 West Commercial Blvd, Suite 3500
Fort Lauderdale, FL 33309

      Re: OmniComm Systems, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 31, 2014
              File No. 0-25203

Dear Mr. Vickers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Overview, page 27

1. Please include a description of the CRO Preferred Program and a definition of the CRO market.

Liquidity and Capital Resources, page 33

Cash and Cash Equivalents, page 34

2. We note your disclosure that your ability to collect on trade receivables improved as compared to fiscal 2012 and 2011. Please explain and support your assertion as it

appears the number of days' revenue in accounts receivable increased in 2013 as compared to 2012 and 2011.

Item 9A. Controls and Procedures, page 39

Changes in Internal Controls over Financial Reporting, page 40

3. Item 308(c) of Regulation S-K requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise to provide the required disclosure. Please similarly revise your disclosure in Form 10-Q for the quarter ended March 31, 2014.

Financial Statements, page F-1

Note 8: Promasys B.V. Acquisition, page F-16

4. The acquisition of Promasys appears to be significant. Please explain to us why you did not provide the financial statements required by Rule 8-04 of Regulation S-X or the pro forma financial information required by Rule 8-05 of Regulation S-X. In doing so, please provide your computations pursuant to paragraphs (b) and (c) of Rule 3-05 of Regulation S-X.

Item 15. Exhibits, Financial Statement Schedules, page 41

5. We note that you filed a Registration Statement on Form S-8 on September 28, 2012. Please file the consent of your independent accountant required by Item 601(b)(23)(ii) of Regulation S-K.

Exhibits 31.1 and 31.2

6. We note that you omitted the reference to internal control over financial reporting from paragraph 4 of the certifications. The certifications should conform exactly to the certifications in Item 601(b)(31)(i) of Regulation S-K. Please revise. Please also revise the certifications filed as exhibits to Form 10-Q for the quarterly period ended March 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief